CODE NAVY

9891 Irvine Center Drive, Suite 200

Irvine, California 92618

(949) 545-9363

June 19, 2015

Matthew Crispino

Staff Attorney

Securities & Exchange Commission

Washington, DC 20549

Re:

Code Navy

Registration Statement on Form 10

Filed May 5, 2015

File No. 0-55381

Dear Mr. Crispino:

The Registrant hereby requests that it be permitted to withdraw the above-captioned Form 10. The reason for the withdrawal is that the Registrant had previously filed a registration statement on Form 8-A, which has become effective concurrently with its Registration Statement on Form S-1, file no. 333-200911, on June 11.

Very truly yours,

/s/ Tamara Semenova

Tamara Semenova

President